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                                                                    EXHIBIT 99.2

                                                                 ARTHUR ANDERSEN

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Advanta Mortgage Corp. USA:

We have examined management's assertion, included in the accompanying report of Management on Compliance with Minimum Servicing Standards, that Advanta Mortgage Corp. USA, an indirectly wholly-owned subsidiary of Advanta Corp., complied with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) and that Advanta Mortgage Corp. USA had in effect fidelity bond coverage in the amount of $15 million and errors and omissions coverage in the amount of $5 million per occurrence as of and during the year ended December 31, 1999. Management is responsible for Advanta Mortgage Corp. USA's compliance with those minimum servicing standards and for maintaining a fidelity bond and errors and commissions policy. Our responsibility is to express an opinion on management's assertion about Advanta Mortgage Corp. USA's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Advanta Mortgage Corp. USA's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Advanta Mortgage Corp. USA's compliance with the minimum servicing standards.

In our opinion, management's assertion that Advanta Mortgage Corp. USA complied with the aforementioned minimum servicing standards and that Advanta Mortgage Corp. USA had in effect fidelity bond coverage in the amount of $15 million and errors and omissions coverage in the amount of $5 million per occurrence as of and during the year ended December 31, 1999 is fairly stated, in all material respects.

/s/ Arthur Andersen LLP
--------------------------
Arthur Andersen LLP

Philadelphia, PA
  January 21, 2000


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ADVANTA

                                                     ADVANTA
                                                     MORTGAGE
                                                     Welsh & McKean Roads
                                                     Spring House, PA 19477-0918
                                                     215-323-4900


       Report of Management on Compliance with Minimum Servicing Standards

As of and during the year ended December 31, 1999, Advanta Mortgage Corp. USA has complied in all material respects with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and during the same period, Advanta Mortgage Corp. USA had in effect fidelity bond coverage in the amount of $15 million and errors and omissions coverage in the amount of $5 million per occurrence.

/s/ H. John Berens                                /s/ James L. Shreero
------------------------------------              --------------------
H. John Berens                                    James L. Shreero
Senior Vice President                             Senior Vice President and
Loan Servicing                                    Chief Financial Officer

















           Advanta Mortgage USA is a Division of Advanta National Bank